Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

November 15, 2017

Re:	Planet Alpha Corp.

Offering Statement on Form 1-A

Filed October 16, 2017

File No. 024-10754

Dear Ms. Ransom:

On behalf of Planet Alpha Corp. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on November 17, 2017, or as soon thereafter as is practicable.

Sincerely,

Planet Alpha Corp

/s/ Bruno D.V. Marino

Bruno D.V. Marino, Chief Executive Officer

Cc:	Andrew Stephenson

KHLK LLP